

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003



____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCANCORP HOURLY EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Alcancorp Hourly Employees' Savings Plan - December 31, 2003 and 2002

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:

- 23.1 Consent of PricewaterhouseCoopers (Cleveland)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Hourly Employees' Savings Plan has duly caused this Annual Report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP HOURLY EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: /s/ John N. Stamatiades
John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Hourly Employees' Savings Plan has duly caused this Annual Report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP HOURLY EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 26, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-89711) of Alcan Inc. of our report dated June 24, 2004 relating to the financial statements of Alcancorp Hourly Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

Alcan Corporation

Alcancorp Hourly Employees' Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Alcan Corporation

Alcancorp Hourly Employees' Savings Plan
Index

Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.



PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland OH 44114-2301
Telephone (216) 875 3000
Facsimile (216) 566 7846

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcancorp Hourly Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Hourly Employees' Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

Alcan Corporation

Alcancorp Hourly Employees' Savings Plan
Financial Statements

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Investments:		
Interest in Master Trust (Note 3)	$ 34,042,399	$ 27,467,760
Participant loans	2,035,731	1,835,034
Receivables:		
Employer contributions	67,565	56,950
Participant contributions	237,945	228,538
Total receivables	305,510	285,488
Net assets available for benefits	$ 36,383,640	$ 29,588,282

Statements of Changes In Net Assets Available for Benefits

	For the Years Ended December 31, 2003	For the Years Ended December 31, 2002
Additions to net assets attributable to:		
Interest in net investment gain (loss) of Master Trust (Note 3)	$ 4,990,856	$ (2,367,436)
Interest on participant loans	98,881	112,702
	5,089,737	(2,254,734)
Contributions:		
Employer	755,673	754,832
Participants	2,913,137	3,270,069
	3,668,810	4,024,901
Total additions	8,758,547	1,770,167
Deductions from net assets attributable to:		
Withdrawals and distributions	(1,951,400)	(1,883,602)
Net transfers out to other plans	(11,789)	(124,435)
Total deductions	(1,963,189)	(2,008,037)
Net increase (decrease)	6,795,358	(237,870)
Net assets available for benefits:		
Beginning of the year	29,588,282	29,826,152
End of the year	$ 36,383,640	$ 29,588,282

The accompanying notes are an integral part of these financial statements.

1. SUMMARY DESCRIPTION OF PLAN

The Alcancorp Hourly Employees' Savings Plan (the "Plan") became effective October 28, 1987. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). Vanguard Fiduciary Trust Company (the "Trustee") holds the funds, executes investment transactions, and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Eligibility and Vesting

All full-time hourly employees of Alcan Corporation's ("the Company") Warren, Sebree, Terre Haute, Fairmont, and Louisville plant locations, and Toyal America's Lockport plant location are eligible to join the Plan upon date of hire, or after one year of service for part-time employees.

Participants are fully vested at all times in their respective accounts, except for the Basic Contribution amounts (see *Contributions* below) for Lockport employees, which are 100% vested after two years of service. The nonvested portion of the Basic Contribution at the time of the participant's withdrawal from the Plan or discontinuance of employment shall be forfeited, and such amounts shall be applied to reduce subsequent employer contributions under the Plan. For the years ended December 31, 2003 and 2002 the amount of forfeitures was insignificant.

Contributions

Contributions are made by the Company ("Basic Contributions") in accordance with the collective bargaining agreements at Sebree and Lockport. At Sebree, Basic Contributions are made at a rate of 65 cents for each hour worked. At Lockport, participating employees receive a Basic Contribution equal to 50% of any contribution not exceeding 4% of compensation (5% effective January 1, 2003). Basic Contributions are invested in each of the funds in the same ratio as chosen by the participant (see *Participant Accounts* below). Participants located at Warren, Terre Haute, Fairmont, and Louisville do not receive Basic Contributions.

Participants may elect at any time to contribute additional ("Additional Contributions") amounts up to 30% effective January 1, 2002 and 50% effective July 1, 2002 of their compensation either on a before-tax basis, after-tax basis or any combination of the two. In addition, employees may elect to contribute all or a portion of their gain-sharing payment on a before-tax basis ("Special Contribution"). The Plan does not have any non-participant directed contributions.

Effective September 1, 1997, the Plan accepts rollover contributions from former employers' qualified plans or from an Individual Retirement Account ("Rollover Contribution"). Such amounts are included within participant contributions in the Statements of Changes in Net Assets and were insignificant for the years ended December 31, 2003 and 2002.

Total pre-tax deferrals may not exceed $12,000 and $11,000 per participant under the age of 50 for calendar years 2003 and 2002, respectively. Effective July 1, 2002, total pre-tax deferrals may not exceed $14,000 and $12,000 for participants over 50 years old in 2003 and 2002, respectively.

Participant Accounts

There were 1,131 and 1,178 participants in the Plan at December 31, 2003 and 2002, respectively. Each participant has a separate account ("Participant Account") under each fund in which contributions have been invested on behalf of the participant. The account represents Basic Contributions, Additional Contributions, Rollover Contributions, Special Contributions, and the earnings thereon. The net value of each Participant Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which are valued at contract value.

The participant may elect in a single election to invest, in multiples of 1%, the participant's and any Basic contributions in any of the ten investment funds. As provided in the Plan, the participant may change this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received by any fund will be reinvested automatically in the same fund.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

	December 31,	
	2003	**2002**
Fixed Income Fund	733	765
Registered Investment Companies:		
Vanguard Total Bond Market Index Fund	129	121
Vanguard 500 Index Fund	686	731
Vanguard Total International Stock Index Fund	421	447
Vanguard Extended Market Index Fund	432	457
Vanguard LifeStrategy Income Fund	46	40
Vanguard LifeStrategy Conservative Growth Fund	75	71
Vanguard LifeStrategy Moderate Growth Fund	129	130
Vanguard LifeStrategy Growth Fund	114	114
Company Stock Fund	124	121
Loan Fund	402	381

Plan Withdrawals and Distributions

Participants may request two withdrawals per year from the Plan; however, the Plan requires that withdrawals be made in the following order of priority:

(a) any after-tax portion of the Additional Contribution,
(b) any Rollover Contribution
(c) any portion of the Basic Contribution in the Plan more than 2 years,
(d) at age 59-1/2 or over, any Basic Contribution in the Plan less than 2 years, any Special Contribution and any before-tax portion of the Additional Contribution.

Any withdrawals during the period of employment must be in cash. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Terminated or retired participants with more than $5,000 in the Plan may leave their funds in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Participant loans made from the various investment options allow participants to borrow from their account, within the limits specified by the Internal Revenue Service ("IRS"). Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see above). Outstanding loan balances (the "Loan Fund") and loan transactions are maintained and managed by the Trustee.

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

Termination Provisions

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan terminates, the accounts of the participants will be distributed at the time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Benefit Obligations

There were no benefit obligations to employees at December 31, 2003 and 2002. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

Transfers Between Plans

When a participant transfers between plans in the Alcan Corporation Master Savings Trust (the "Master Trust"), the participant's entire account balance, including the Loan Fund, is transferred to the new plan. For the years ended December 31, 2003 and 2002, there were net transfers out of this Plan of $11,789 and $124,435, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments and Income Recognition

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract, which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust.

Administrative Costs

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

3. MASTER TRUST ARRANGEMENT

The Plan's investments are held by Vanguard Fiduciary Trust Company in the Alcancorp Master Savings Trust, or the Master Trust, where the Plan's investments are commingled with the Alcancorp Employees' Savings Plan. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interest of the individual participants in the plan.

The Master Trust Statements of Net Assets Available for Benefits is provided below:

	December 31,	
Assets:	**2003**	**2002**
Investments:		
Short term investment, at market value	$ 2,897,716	$ 3,890,794
Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value	162,165,675	149,045,990
Registered investment companies, at market value	224,698,638	165,895,902
Alcan Inc. common stock, at market value	21,167,126	18,721,879
Net Assets	$ 410,929,155	$ 337,554,565

The Master Trust Statements of Changes in Net Assets Available for Benefits is provided below:

	For the Years Ended December 31, 2003	2002
Additions to net assets attributable to:		
Investment income (loss):		
Interest and dividends	$ 11,380,979	$ 11,778,062
Net appreciation (depreciation) in the fair value of investments:		
Registered investment companies	43,250,897	(38,679,335)
Alcan Inc. common stock	9,313,617	(2,852,028)
	63,945,493	(29,753,301)
Transfers in	31,348,979	31,706,854
Total additions	95,294,472	1,953,553
Deductions from net assets attributable to:		
Transfers out	(21,919,882)	(21,569,090)
Total deductions	(21,919,882)	(21,569,090)
Net increase (decrease)	73,374,590	(19,615,537)
Net assets available for benefit:		
Beginning of the year	337,554,565	357,170,102
End of the year	$ 410,929,155	$ 337,554,565

The net assets in the Master Trust have been distributed among the participating plans and funds as follows:

	December 31,	
	2003	**2002**
Plans		
Alcancorp Employees' Savings Plan	$ 376,886,756	$ 310,086,805
Alcancorp Hourly Employees' Savings Plan	34,042,399	27,467,760
Net assets	$ 410,929,155	$ 337,554,565

	December 31,	
	2003	**2002**
Funds		
Fixed Income Fund	$ 165,030,931	$ 152,878,629
Vanguard 500 Index Fund	124,235,399	92,063,667
Vanguard Extended Market Index Fund	25,165,897	16,054,942
Company Stock Fund	21,199,587	18,780,033
Vanguard LifeStrategy Moderate Growth Fund	18,740,575	14,555,167
Vanguard LifeStrategy Growth Fund	18,596,638	12,307,559
Vanguard Total Bond Market Index Fund	13,071,199	13,599,586
Vanguard Total International Stock Index Fund	12,163,648	7,739,261
Vanguard LifeStrategy Conservative Growth Fund	8,175,632	6,273,280
Vanguard LifeStrategy Income Fund	4,549,649	3,302,441
Total Funds	$ 410,929,155	$ 337,554,565

The Master Trust statement of changes in net assets presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments.

A description of the investments included in each fund of the Master Trust as of December 31, 2003 follows:

Fixed Income Fund

The Fixed Income Fund invests in a diversified portfolio of investment contracts that are backed either by the financial strength of the issuing insurance company or bank (Guaranteed and Bank Investment Contracts) or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allows the bond portfolio to be valued at contract value (Alternative Investment Contracts). For $118,797,363 and $102,878,399 of assets held in Alternative

Investment Contracts as of December 31, 2003 and 2002, the market value of the underlying assets exceeds the contract value by $2,257,585 and $4,862,024, respectively. For $5,902,596 and $0 of assets held in the Alternative Investment Contracts as of December 31, 2003 and 2002, the contract value of the underlying assets exceeded the market value of the assets by $2,756,933 and $0, respectively. The Plan may be exposed to losses in the future if the counterparties for the investment contracts fail to perform.

The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2003 and 2002, respectively:

2003 Fixed Income Fund	**Crediting Interest Rate %**	**Maturity Date**		**Contract Value Unless Otherwise Noted**
Guaranteed and Bank Investment Contracts:				
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004	$	5,275,212
AIG Life Insurance Company	6.76	June 15, 2004		5,362,813
Bayerische Landesbank	5.81	July 15, 2005		3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006		5,853,341
Principal Financial Group	6.02	May 10, 2006		3,501,605
Metropolitan Life Insurance Company	5.87	July 17, 2006		2,869,922
Principal Financial Group	5.86	December 29, 2006		4,483,233
Travelers	2.84	November 30, 2007		4,009,648
GE Life and Annuity Assurance Company	3.88	September 30, 2008		3,029,239
				37,465,716
Alternative Investment Contracts:				
CDC Capital	5.66	January 25, 2004		865,848
West Deutsche Landesbank	3.27	March 31, 2004		3,923,351
CDC Capital	3.12	January 5, 2005		5,036,748
New York Life Insurance Company	7.05	March 31, 2005		5,001,099
New York Life Insurance Company	6.11	February 28, 2006		3,555,183
JP Morgan Chase bank	4.26	September 29, 2006		5,504,226
State Street Bank	4.12	December 31, 2007		12,066,255
Rabobank Nederland	3.96	June 30, 2008		14,559,410
AIG Financial Products Corp.	3.80	September 30, 2008		27,835,831
State Street Bank	3.60	None*		9,664,979
Rabobank Nederland	4.96	None*		6,458,115
CDC Capital	3.71	None*		15,828,342
Union Bank of Switzerland	4.54	None*		14,400,572
				124,699,959
Total Guaranteed and Alternative Investment Contracts				162,165,675
Short Term Investments, at Market Value				2,865,256
Total Fixed Income Fund			$	165,030,931

(*) This is an indefinite contract with no final maturity date.

Alcan Corporation

Alcancorp Hourly Employees' Savings Plan
Notes to Financial Statements

2002 Fixed Income Fund Guaranteed and Bank Investment Contracts:	Crediting Interest Rate %	Maturity Date	Contract Value Unless Otherwise Noted
Allstate Life Insurance Company	5.63	April 15, 2003	$ 6,199,541
New York Life Insurance Company	6.70	July 31, 2003	7,488,128
John Hancock Mutual Life Insurance Company	7.05	October 31, 2003	609,698
Massachusetts Mutual Life	6.82	November 15, 2003	3,025,595
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004	4,973,331
AIG Life Insurance Company	6.76	June 15, 2004	5,023,241
Bayerische Landesbank	5.81	July 15, 2005	3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006	5,518,376
Principal Financial Group	6.02	May 10, 2006	3,303,119
Metropolitan Life Insurance Company	5.87	July 17, 2006	2,710,798
Principal Financial Group	5.86	December 29, 2006	4,235,061
			$ 46,167,591
Alternative Investment Contracts:			
CDC Capital	5.43	December 15, 2003	5,011,603
CDC Capital	5.66	January 25, 2004	4,329,246
West Deutsche Landesbank	5.74	March 31, 2004	7,441,626
AIG Financial Products Corp.	4.72	June 29, 2007	14,871,620
CDC Capital	2.96	January 5, 2005	5,034,886
New York Life Insurance Company	7.05	March 31, 2005	4,671,984
Rabobank Nederland	6.72	June 30, 2005	4,666,588
State Street Bank	5.93	December 30, 2005	6,635,349
New York Life Insurance Company	6.11	February 28, 2006	3,350,469
Rabobank Nederland	4.37	June 30, 2006	6,187,506
Rabobank Nederland	4.61	September 29, 2006	6,319,199
JPMorgan Chase Bank	5.27	September 29, 2006	5,244,842
Union Bank of Switzerland	4.88	None*	13,776,133
CDC Capital	4.26	None*	6,006,847
State Street Bank	3.54	None*	9,330,501
			$ 102,878,399
Total Guaranteed and Alternative Investment Contracts			$ 149,045,990
Short Term Investments, at Market Value			$ 3,832,639
Total Fixed Income Fund			$ 152,878,629

(*) This is an indefinite contract with no final maturity date.

Registered Investment Companies

The Plan offers participants mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies are as follows:

Vanguard 500 Index Fund

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

Vanguard Extended Market Index Fund

The Vanguard Extended Market Index Fund invests in stocks of nearly 3,200 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Total International Stock Index Fund

The Vanguard Total International Stock Index Fund holds stocks of approximately 1,500 companies located in more than 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

Vanguard LifeStrategy Funds

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

Vanguard LifeStrategy Moderate Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

• Vanguard Total Stock Market Index Fund	35%
• Vanguard Total Bond Market Index Fund	30%
• Vanguard Asset Allocation Fund	25%
• Vanguard Total International Stock Index Fund	10%

Vanguard LifeStrategy Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

• Vanguard Total Stock Market Index Fund	50%
• Vanguard Asset Allocation Fund	25%
• Vanguard Total International Stock Index Fund	15%
• Vanguard Total Bond Market Index Fund	10%

Vanguard LifeStrategy Income Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

• Vanguard Total Bond Market Index Fund	50%
• Vanguard Asset Allocation Fund	25%
• Vanguard Short-Term Corporate Fund	20%
• Vanguard Total Stock Market Index Fund	5%

Vanguard LifeStrategy Conservative Growth Fund

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

• Vanguard Total Bond Market Index Fund	30%
• Vanguard Asset Allocation Fund	25%
• Vanguard Short-Term Corporate Fund	20%
• Vanguard Total Stock Market Index Fund	20%
• Vanguard Total International Stock Index Fund	5%

Company Stock Fund

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 450,844 shares and 634,210 shares at December 31, 2003 and 2002, respectively. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund, ($32,460 and $58,154 at December 31, 2003 and 2002, respectively), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

Effective January 2, 2004, the assets of the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico, Inc. in the amount of $4,744,575 were merged into the Master Trust.

4. TAX STATUS OF THE PLAN

The IRS advised on January 24, 2003 that the Plan is qualified and the trust thereunder is exempt from federal income taxes. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Alcancorp Hourly Employees' Savings Plan
2003 Form 5500, Schedule H, Item 4i - Schedule of Assets (Held at End of Year)

Identify of Issue, Borrower, Lessor or Similar Party	Description of Investment	December 31, 2003 Fair Value
* Participant Loans	Varying maturity dates and interest ranging from 4% to 9.5%	$2,035,731

* Represents a party-in-interest

Note: This information has been certified as complete and accurate by the trustee and custodian in accordance with 20 CFR 2520.103-5 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.